October 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Brad Skinner
Branch Chief
Office of Energy & Transportation

RE:     The Southern Company
Form 10-K for the Year Ended December 31, 2020 (“Form 10-K”)
Filed February 18, 2021
File No. 001-03526

Dear Mr. Skinner:
The following is the response of The Southern Company and its registrant subsidiary, Southern Company Gas, to the comment on the Form 10-K transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 6, 2021. We are submitting this letter on behalf of The Southern Company and its registrant subsidiary, Southern Company Gas, and the terms “we,” “us” and “our” in the following responses refer to Southern Company Gas.
Form 10-K for the Year Ended December 31, 2020
Item 7. Combined Management’s Discussion and Analysis of Financial Condition and Results of Operations
Southern Company Gas
Performance and Non-GAAP Measures, pages II-36
SEC COMMENT:
1.We note your response to prior comment 1 indicates that you continue to view operating income as the most directly comparable GAAP measure for reconciliation of your non-GAAP measure, adjusted operating margin. Although we understand that you do not report gross profit in your financial statements, we continue to believe that gross profit as defined in GAAP represents the most comparable GAAP measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Accordingly, please revise your presentation to reconcile adjusted operating margin to a fully loaded gross profit as defined in GAAP.

Securities and Exchange Commission
Attn:    Mr. Brad Skinner
October 12, 2021

RESPONSE:
For Southern Company Gas, we continue to believe operating income is the most directly comparable non-GAAP measure for reconciliation of adjusted operating margin since our state regulated natural gas distribution utilities make up the majority of our operations and our regulators use operating income to determine authorized revenue requirements. Rather than reconcile to a financial measure that is not used in our industry, we will remove the discussion of adjusted operating margin in our MD&A for all periods presented, beginning with the Form 10-Q for the quarter ended September 30, 2021.

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. Please direct any further questions or comments you may have regarding this filing to the undersigned at 404-506-6766.

Sincerely,

/s/Ann P. Daiss

Ann P. Daiss

cc:       Mr. Daniel S. Tucker, Southern Company EVP and CFO
Ms. Grace Kolvereid, Southern Company Gas VP and Controller